SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)

American Independence Corp.
(Name of Subject Company (Issuer))

Independence Holding Company
 (Offeror)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

453440307
 (CUSIP Number of Class of Securities)

Adam C. Vandervoort
Vice President, General Counsel and Secretary
Independence Holding Company
485 Madison Avenue, 14th Floor
New York, New York 10022
(212) 355-4141
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:

Steven B. Stokdyk, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, CA 90071-1560 (213) 485-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,557,787.10	$993.56

* This valuation assumes the exchange of 1,452,935 shares of common stock of American Independence Corp., par value $1.00 per share, for cash and shares of common stock of Independence Holding Company, par value $1.00 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the high and low prices of American Independence Corp. common stock of $5.89 as of July 12, 2011, as reported on the NASDAQ Stock Exchange.

** The amount of the filing fee is calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for the fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.00011610.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ Third-party tender offer subject to Rule 14d-1.

☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Third-party Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 22, 2011 (together with any amendments and supplements thereto, the “Schedule TO”) by Independence Holding Company, a Delaware corporation (“IHC”), pursuant to Section 14(d)-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  This Schedule TO relates to the offer (the “Offer”) by IHC to exchange cash and shares of common stock (“IHC Stock”) of IHC, par value $1.00 per share, for up to 1,452,935 shares of common stock (“AMIC Stock”) of American Independence Corp. (“AMIC”), par value $1.00 per share, at an Exchange Ratio of one share of AMIC Stock for 0.625 shares of IHC Stock.  The Offer is made upon the terms and subject to the conditions described in the Prospectus/Offer to Exchange, dated July 15, 2011 (the “Offer to Exchange”), and the related Letter of Transmittal.  The Schedule TO filed on June 22, 2011, Amendment No. 1 to the Schedule TO filed on July 15, 2011, and  Amendment No. 2 to the Schedule TO filed on August 5, 2011, are available to the public at the Internet website maintained by the SEC at http://www.sec.gov under (i) Independence Holding Company, (ii) Ticker Symbol: IHC or (iii) CIK: 0000701869.

On May 9, 2011, IHC filed a registration statement on Form S-4 (Reg. No. 333-174054), as amended on June 16, 2011 and July 13, 2011.  The Offer to Exchange forms a part of such registration statement, which went effective on July 15, 2011.

Items 11.      Additional Information.

Item 11 is hereby amended and supplemented as follows:

At 5:00 p.m., New York City time, on August 12, 2011, the Offer expired. Based on information from the exchange agent, a total of 1,109,225 shares of American Independence Corp. common stock were validly tendered for exchange and not withdrawn. Independence Holding Company has accepted all such shares of American Independence Corp. common stock in exchange for 693,266 shares of Independence Holding Company common stock, reflecting an exchange ratio of 0.625 shares of Independence Holding Company for each share of American Independence Corp. Together with the shares of American Independence Corp. that Independence Holding Company already owns, after acceptance of the American Independence Corp. shares tendered for exchange, Independence Holding Company beneficially owns 6,474,051 shares of American Independence Corp. common stock, or approximately 75.95% of the issued and outstanding shares of American Independence Corp. common stock.

The news release announcing the completion of the Offer is attached hereto as Exhibit (a)(5)(B).

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(5)(B)	News Release, dated August 15, 2011, announcing the completion of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2011	INDEPENDENCE HOLDING COMPANY

	By:	/s/ Adam C. Vandervoort
	Name:	Adam C. Vandervoort
	Title:	Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)	Prospectus, dated July 15, 2011 (Incorporated by Reference to the Prospectus filed on July 15, 2011 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended).*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients.*

(a)(1)(E)	Notice of Guaranteed Delivery.*

(a)(2)(A)	Schedule 14D-9 filed by American Independence Corp. on July 29, 2011.*

(a)(2)(B)	Schedule 14D-9/A filed by American Independence Corp. on August 5, 2011.*

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(A).*

(a)(5)(A)	News Release, dated July 15, 2011, announcing the Offer.*

(a)(5)(B)	News Release, dated August 15, 2011, announcing the completion of the Offer.

* Previously filed.